(212) 318-6095

thomaspeeney@paulhastings.com

April 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Daniel Greenspan

Re:	Brookfield Infrastructure Income Fund Inc.
File Nos. 333-272606; 811-23863

Dear Mr. Greenspan:

On behalf of Brookfield Infrastructure Income Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s recent oral comments to the undersigned received on April 9, 2025, in relation to Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) (Accession No. 0001104659-25-016090). The Fund has filed this letter at least five business days prior to the effectiveness of the Registration Statement in accordance with ADI 2019-07, after which the Fund will file Post-Effective Amendment No. 4 to the Registration Statement that will include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised certain disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Comment 1: In supplemental correspondence, please identify the relevant exemptive order that covers affiliated co-investments for the Fund. Please confirm that the order is sufficient to cover any affiliated co-investments made by the Fund, including Secondary Investments.

Response: The Fund was granted a co-investment exemptive order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder on October 17, 2023 (the “Exemptive Order”). See Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415) Investment Company Act Rel. Nos. 34001 (September 20, 2023) (notice) and 35032 (October 17, 2023) (order). The Exemptive Order authorizes certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission. The Fund respectfully confirms that the Exemptive Order is sufficient to cover any affiliated co-investments made by the Fund, including Secondary Investments, to the extent necessary.

Brookfield Infrastructure Income Fund Inc.

April 23, 2025

Comment 2: In the investment strategy, please add disclosure clarifying what a “secondary investment” is.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the investment strategy disclosure in the Registration Statement as illustrated below.

The first sentence of the first paragraph of the relevant sections that describe the investment strategy has been revised as follows:

“The Fund seeks to achieve its investment objective by investing primarily in securities of companies and entities that own infrastructure assets (“Infrastructure Investments”), including through direct co-investments with other Brookfield affiliates, funds, clients and accounts, and ~~secondary investments~~ Secondary Investments (as defined below) often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney
for PAUL HASTINGS LLP

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